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                                                                       EXHIBIT 1

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                   JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

 (a joint stock limited company incorporated in the People's Republic of China with limited liability)

     Proxy Form for 2002 Annual General Meeting to be held on 24 June, 2003

I/We(1)........................................................................

of.............................................................................

being the registered holder(s) of(2)..............................shares of
RMB1.00 each in the registered share capital of Jilin Chemical Industrial Company Limited ("the Company"), hereby appoint the Chairman of the meeting
or(3)........................................of...............................
as my/our proxy to attend and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be at 9:00 a.m. on Tuesday, 24 June, 2003 at No. 9 Longtan Street, Longtan District, Jilin City, Jilin Province, the People' Republic of China (the "PRC") or any adjournment thereof to vote for me/us and in my/our name(s) as indicated below in respect of the following resolutions and other matters required to be dealt with at the Annual General Meeting:

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                                                              FOR(4)  AGAINST(4)
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1.  To consider and approve the 2002 report of the board of directors of the Company.
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2.  To consider and approve the 2002 report of the board of supervisors of the Company.
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3.  To consider and approve the 2002 audited financial
    statements of the Company.
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4.  To consider and approve the proposed profit
    distribution plan for 2002 of the Company.
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5.  To consider and approve the remuneration of the
    directors and the supervisors for 2003.
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6.  To consider and approve the re-appointment of auditors
    of the Company.
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7.  To consider and elect Wang Peirong as an independent
    director of the Company.
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8.  To consider and approve authorizing the board of
    directors of the Company to conduct matters concerning
    the Company's A shares suspension and possible
    de-listing.
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9.  To consider and approve the amendment to the Articles
    of Association of the Company.(9)
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Signed: ....................................  Date:........................ 2003

Notes:

1. Please insert your full name and address in BLOCK CAPITALS in the space provided.

2. Please insert the number of shares to which this proxy form relates in the space provided. If a number is inserted, this proxy form will be deemed to relate only to those shares. If not, this proxy form will be deemed to relate to all the shares registered in your name (whether alone or jointly with others).

3. If any proxy other than the Chairman of the Meeting is preferred, strike out "the Chairman of the Meeting" and insert the name and address of proxy desired in BLOCK CAPITALS in the space provided. The proxy need not be a member of the Company. If a proxy is attending the Annual General Meeting on your behalf, such proxy shall produce his own identity paper.

4. If you wish to vote for a resolution, place a tick "X" in the column marked "For". If you wish to vote against a resolution, place a cross "X" in the column marked "Against". If no indication is given, the proxy will vote or against at his discretion.

5. Corporations must execute this proxy form under common seal or by an attorney or a duly authorised officer. If a legal representative is appointed to attend the Annual General Meeting, such legal representative shall produce his own identity paper and a certified true copy of the resolution of the board of directors or other governing body of the corporation appointing the legal representative.

6. If this proxy form is signed by a person under a power of attorney or any other authority on your behalf, a notarially certified copy of that power of attorney or other authority must be deposited with the Company as mentioned in paragraph 7 below.

7. In order to be valid, this proxy form together with any power of attorney or other authority under which it is signed must be delivered to the Company's registrar, HKSCC Registrars Limited, Rooms 1901-5,19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 9:00 a.m. on June 23, 2003.

8. Completion and deposit of this proxy form will not preclude you from attending and voting at the Annual General Meeting should you so wish.

9. Pursuant to Governance Rules of Listed Company and the Standard Opinion In respect of the General Meeting of Listed Companies and Guided Opinion Regarding Establishment of Independent Director System in Listed Companies promulgated and implemented by the China Securities Regulatory Commission, the Company intends to make the following amendments to the Articles of Association, of which 26 are newly added articles and 10 are amended articles.